SCHEDULE 13D/A

Amendment No. 8

Under the Securities Exchange Act of 1934

GOLDRICH MINING COMPANY

(Name of Issuer)

Common Shares

(Title of Class of Securities)

381431105

(CUSIP Number)

Nicholas Gallagher

5 Churchfields, The K Club

Straffan, Kildare, Ireland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11 , 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 381431105

1.NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Nicholas Gallagher

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [  ]

(b) [  ]

3.SEC USE ONLY

4.SOURCE OF FUNDS

PF AND OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]

PURSUANT TO ITEMS 2(d) or 2(e)

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:       66,144,082

8.  SHARED VOTING POWER:     0

9.  SOLE DISPOSITIVE POWER: 66,144,082

10.  SHARED DISPOSITIVE POWER:0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,144,082 as of March 11 , 2021

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

As of March 11 , 2021:

31.09% (based on 168 ,926,376 outstanding shares of the Issuer as of March 11 , 2021, plus 43,815,444 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Act”).

14.TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP NO. 381431105

Item 1.  Security and Issuer.

Goldrich Mining Company

2525 E 29th Ave, Ste. 10B-160

Spokane, WA 99223

Common shares, no par value

Item 2.  Identity and Background.

(i) (a)Nicholas Gallagher (“Gallagher”)

   (b)Business address: 5 Churchfields, The K Club, Straffan, Kildare, Ireland

   (c)Present occupation:  Investment management

   (d)Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d) in which Gallagher was convicted.

   (e)Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e) in which Gallagher was a party and was or is subject to a judgment, decree or final order.

   (f)Citizenship:  Ireland

Item 3.  Source and Amount of Funds or Other Consideration.

Personal funds (PF) and funds of NGB Nominees Limited (OO) a nominee entity controlled by Gallagher.

Item 4.  Purpose of Transaction.

All purchases were made for investment purposes.

Gallagher filed a Schedule 13G on April 12, 2007, reporting his ownership of greater than 5% of the outstanding securities of the Issuer.  The Schedule 13G was subsequently amended on February 24, 2011 and on August 2, 2011.  Gallagher filed a Schedule 13D on February 1, 2017, reporting his ownership of greater than 20% of the outstanding securities of the Issuer. The Schedule 13D was subsequently amended twice on March 9, 2017, amended on October 6, 2020, amended on October 15, 2020, amended on October 29, 2020 , and amended again on February 11, 2021 .. As of February 11, 2021 , Gallagher held the following securities of the Issuer:  15,036,975 common shares held directly and 7,291,663 common shares indirectly through NGB Nominees Limited, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 11,000,000 Class R warrants exercisable at $0.045 per share, 3,633,336 Class S warrants exercisable at $0.03 per share and 4,324,966 Class T warrants exercisable at $0.03 per share.

Item 5.  Interest in Securities of the Issuer.

Since the date of Gallagher’s Schedule 13D amendment filed February 11 , 2020, the following transactions have occurred:

March 11 , 2021, Gallagher sold 3,333,333 Class S warrant shares exercisable at $0.03 per share in a private sale with a US Accredited Investor for $1. Gallagher’s ownership percentage as of March 11 , 2021 was 31.09 % based on 168 ,926,376 outstanding shares of the Issuer as of March 11 , 2021, plus 43,815,444 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  After the sale of the S warrants, on March 11 , 2021, Gallagher held 15,036,975 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held

7,291,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 153 Series F preferred shares convertible into 5,100,000 common shares of the issuer, 11,000,000 Class R warrants exercisable at $0.045 per share, 300,003 Class S warrants exercisable at $0.03 per share, and 4,324,966 Class T warrants exercisable at $0.03 per share.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Materials to be Filed as Exhibits.

None

Signed:   March 17 , 2021

/s/ Nicholas Gallagher

_______________________________

Nicholas Gallagher